IDEX Corporation
1925 West Field Court
Suite 200
Lake Forest, IL 60045-4824
United States
www.idexcorp.com
October 8, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attn:	Mr. Martin James
Senior Assistant Chief Accountant

Re: IDEX Corporation
Form 10-K: For the Fiscal Year Ended December 31, 2009 Filed March 1, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010
File No. 001-10235
Dear Mr. James:
     We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff) received by letter dated September 27, 2010 relating to IDEX Corporation’s (the “Company”) 10-K for the fiscal year ended December 31, 2009 (2009 10-K) and IDEX Corporation’s 10-Q for the quarter ended June 30, 2010 (2010 10-Q).
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Captitalized terms used but not defined herein shall have the meanings ascribed thereto in the 2009 10-K and the 2010 10-Q as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2009
Consolidated Financial Statements
Note 2 Inventory, page 35
1.	We note that you changed your method of accounting for certain inventories from the LIFO method to FIFO method as of January 1, 2009. Please explain to us in greater detail the reasons for the change in accounting principle, including an explanation of why the FIFO method is preferable. Refer to FASB ASC 250-10-50-1 and revise your disclosure in future filing to include similar information.

The Company believed that changing to the FIFO method was preferable for the following reasons:
Improved Financial Reporting - Inventory valued under the FIFO basis results in a better measurement of current value of inventories on the Company’s Balance Sheets. In addition, the FIFO method is reflective of the physical flow of inventory.
Consistency/Comparability — The change provides a consistent method of inventory valuation as all inventories are valued using a uniform cost method across all operations. Prior to the change to the FIFO method, 85% of total net inventory was valued using the LIFO method and 15% was valued using the FIFO method.
Industry Practice - The FIFO method provides better comparability to industry peers and competitors. The Company reviewed the Form 10-K of 11 of its closest industry peers and competitors and noted the change from LIFO to FIFO conforms the Company’s inventory valuation method to the method used by seven of its competitors, while three used a combination of both LIFO and FIFO and one used strictly LIFO.
Based on the aforementioned, the Company believed that the FIFO method of inventory costing was a preferable accounting method and these reasons were disclosed in Note 2 of the Company’s 2009 10-K on page 36 in accordance with FASB ASC 250-10-50-1. With regards to your request to revise our disclosures in future filings, we respectfully believe that our disclosures met the disclosure requirements of ASC 250 “Accounting Changes and Error Corrections” and our intention is to not repeat this disclosure in our December 31, 2010 10-K, as it is not required.

Item 9A. Controls and Procedures, page 65
2.	Please revise your future filings to clarify the date upon which management is concluding on the effectiveness of the company’s disclosure controls and procedures.

In our next quarterly filing the Company will specifically provide the date to clarify when management is concluding on the effectiveness of the Company’s disclosure controls and procedures.
Item 11. Executive Compensation, page 65
3.	We note your use of the term “market” throughout your Compensation Discussion and Analysis in your Schedule 14A that you incorporate by reference. In future filings please disclose the definition of this term and identify the companies included. Also, given that you target your compensation, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the market data you have analyzed and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

In future filings to the extent that we use market data to set compensation for such year we will discuss how that market is determined and identify any companies specifically included in benchmarking market compensation. We will also include a discussion of each element of compensation for which market data was used and where actual payments fell within a targeted range. If any of our named executive officers are compensated differently in any material way from the targeted levels of compensation, we will also, in future filings, provide discussion and analysis as to why. Such disclosure will likely look similar to the disclosure contained in our proxy statement filed on March 9, 2009 discussing compensation for the 2008 fiscal year. Please note that we did not use market data or benchmark any elements of compensation for 2009 which is described under the heading “Market Benchmarking” on page 20 of the proxy statement filed on March 5, 2010.

Form 10-Q for the Quarterly Period Ended June 30, 2010
Item 4. Controls and Procedures, Page 25
4.	We note that your Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level. In future fillings please revise this disclosure to remove the qualification of the conclusion related to accomplishing the objectives of your disclosure controls and procedures. Refer to Item 307 Regulation S-K.

In our next quarterly filing the Company will revise the disclosure to remove the qualification of the conclusion associated with the effectiveness of the disclosure controls and procedures. Future filings will clearly indicate that the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective.
In connection with providing its responses to the Staff’s comments, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Based on the nature of the comments herein and the Staff’s recommendation to revise futures filings, we respectfully submit that amendments of the Company’s public reports would not provide materially meaningful information and therefore are not necessary.
Please direct any further questions or comments to me 847-664-4754. In addition, we would request that you provide a facsimile of any future correspondence regarding this matter to my attention at 847-498-9123.
Sincerely,
/s/ Dominic A. Romeo

Dominic A. Romeo
Vice President and Chief Financial Officer